

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

<u>Via e-mail:</u>
Mr. Norm Collins
Chief Executive Officer
CelLynx Group, Inc.
4014 Calle Isabella
San Clemente, California 92672

      Re: CelLynx Group, Inc.
              Item 4.01 Form 8-K
              Filed May 21, 2012
              File No. 000-27147

Dear Mr. Collins:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Terry French for

              Larry Spirgel
              Assistant Director